

Mail Stop 7010

January 11, 2007

Mr. John R. Bailey
Chief Financial Officer, Treasurer and Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

> **RE:** **Form 10-KSB for the Year Ended December 31, 2005**
> **Form 10-QSB for the Quarters Ended March 31, June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-31505**

Dear Mr. Bailey:

We have reviewed your letter dated August 18, 2006 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB for the Year Ended December 31, 2005</u>

<u>General</u>

1. Please file your response letter dated August 18, 2006 on EDGAR as required by Rule 101 of Regulation S-T.

2. Please file your Form 8-K/A filed November 4, 2006 on EDGAR as required by Rule 101 of Regulation S-T.

3. Please file your response letter dated September 15, 2006 on EDGAR as required by Rule 101 of Regulation S-T.

Financial Statements

4. Please amend your Form 10-KSB financial statements at December 31, 2005 to reflect the sale of GEDG to GEG as a transaction between entities under common control as defined by EITF 02-5 and account for the transaction in a manner similar to a pooling of interests.

Form 10-QSB for the Period Ended September 30, 2006

5. Please amend your Form 10-QSB financial statements filed in 2006 to reflect the sale of GEDG to GEG as a transaction between entities under common control as defined by EITF 02-5 and account for the transaction in a manner similar to a pooling of interests.

Other

6. Please file a Form 4.02 8-K report regarding non-reliance on your previously issued financial statements as of 12/31/2005 and interim financial statements in 2006.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Branch Chief